Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT
TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of the date of filing of the Annual Report on Form 10-K for the year ended December 31, 2019, GI Dynamics, Inc.’s (the “Company”) class of common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description of the Company;s common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s certificate of incorporation, as amended, and the Company’s bylaws, each of which is incorporated herein by reference as an exhibit to the Annual Report on Form 10-K filed with the Securities and Exchange Commission, of which this Exhibit 4.7 is a part. We encourage you to read the Company’s certificate of incorporation, bylaws and the applicable provisions of the Delaware General Corporation law for additional information.

Authorized and Outstanding Capital Stock

As of March 20, 2020, the Company had 75,500,000 authorized shares of capital stock, par value $0.01 per share, of which 75,000,000 were shares of common stock and 500,000 were shares of “blank check” preferred stock.

Common Stock

The holders of the Company’s common stock will be entitled to one vote per share. In addition, the holders of common stock will be entitled to receive pro rata dividends, if any, declared by the Company’s board of directors out of legally available funds; however, the Company expects that the board of directors will retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of common stock will be entitled to share ratably in all assets that are legally available for distribution. The holders of common stock will have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

Anti - takeover Provisions

As a foreign company registered in Australia, the Company will not be subject to Chapters 6A, 6B and 6C of the Australian Corporations Act dealing with the acquisition of shares.

Provisions of the Delaware General Corporation Law, the Company’s certificate of incorporation and bylaws could make it more difficult to acquire the Company by means of a tender offer (takeover), a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the board of directors may consider inadequate and to encourage persons seeking to acquire control of the Company to first negotiate with the board of directors. The Company believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware anti-takeover statute — Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a period of three years following the time the person became an interested shareholder, unless the business combination or the acquisition of shares that resulted in a shareholder becoming an interested shareholder is approved in a prescribed manner. A “business combination” can include a merger, asset or share sale or other transaction resulting in a financial benefit to an interested shareholder. Generally, an interested shareholder is a person who, together with its affiliates and associates, owns (or within three years prior to the determination of interested shareholder status did own) 15% or more of a corporation’s voting shares. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the Company’s common stock held by shareholders.

Classified board — The Company’s certificate of incorporation and bylaws provide that the board of directors is divided into three classes.

Directors for each class will be eligible for re-election at our annual meeting held in the year in which the term for that class expires and, if re-elected, will serve for a term of three years. The election of directors will be determined by a plurality of the votes cast by the shareholders entitled to vote at the election. Under this mechanism, shareholders are effectively not provided with the option to vote ‘against’ the proposed resolutions to re-elect directors. The two nominees receiving the highest number of ‘for’ votes will be elected as directors. Shareholders who withhold their vote or vote against a director being re-elected would not be counted as votes cast and have no effect on the re-election of directors.

Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of the board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Removal of directors — The Company’s bylaws provide that shareholders may only remove directors with cause.

Amendment — The Company’s certificate of incorporation and bylaws provide that the affirmative vote of the holders of at least a majority of the Company’s voting shares is required to amend either of these documents.

Size of the Board and Board vacancies — The Company’s certificate of incorporation and bylaws provide that the number of directors on the board of directors is to be fixed exclusively by the board of directors. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies will be filled by a majority of the remaining directors in office, unless otherwise required by law or by resolution of the board of directors.

Special shareholder meetings — The Company’s certificate of incorporation and bylaws provide that special meetings of shareholders may be called by either a majority of the board of directors or by the holders of at least a majority of the Company’s voting shares.

Requirements for advance notification of shareholder nominations and proposals — The Company’s bylaws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

No cumulative voting — The Delaware General Corporation Law provides that shareholders are denied the right to cumulate votes in the election of directors unless the Company’s certificate of incorporation provides otherwise. The Company’s certificate of incorporation does not provide for cumulative voting.

Undesignated preferred stock — The authority possessed by the board of directors (subject to the ASX Listing Rules and Delaware General Corporation Law) to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The board of directors may (subject to the ASX Listing Rules and Delaware General Corporation Law) issue preferred stock with conversion rights that, if exercised, could adversely affect the voting power of the shareholders.

Authorized but unissued shares — Subject to the limitations on the issue of securities under the ASX Listing Rules and Delaware General Corporation Law, the authorized but unissued common stock and preferred stock will be available for future issue without shareholder approval. The Company may use additional shares of common stock for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued common stock and preferred stock could render more difficult, or discourage, an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

CHESS Depositary Interests, or CDIs

In order for the Company’s common stock to trade electronically on ASX, the Company participates in the electronic transfer system known as CHESS operated by ASX Settlement.

CHESS cannot be used directly for the transfer of securities of companies domiciled in certain foreign jurisdictions, such as the U.S. Accordingly, to enable the Company’s common stock to be cleared and settled electronically through CHESS, the Company issues depositary interests called CHESS Depositary Interests, or CDIs.

CDIs confer the beneficial ownership in foreign securities such as the common stock on the CDI holder, with the legal title to such common stock being held by an Australian depositary entity. The Company has appointed CDN, a subsidiary of ASX, to act as the Company’s Australian depositary. Accordingly, by completing an Application Form, an Applicant will apply for shares of common stock to be issued to CDN, which will in turn issue CDIs to the Applicant.

Each CDI holder will receive a holding statement which sets out the number of CDIs held by the CDI holder and the reference number of the holding. These holding statements will be provided to a holder when a holding is first established and where there is a change in the holdings of CDIs.

The Company operates a certificated register of common stock in the U.S. and an uncertificated issuer sponsored sub-register of CDIs and an uncertificated CHESS sub-register of CDIs in Australia. The Company’s issuer-sponsored sub-register will be maintained by Link Market Services Limited. The certificated register is the register of legal title (and will reflect legal ownership by CDN of the shares of common stock underlying the CDIs) and the two uncertificated sub-registers combined will make up the register of beneficial title of the shares of common stock underlying the CDIs.

A summary of the rights and entitlements of CDI holders in the Company and CDI holders generally is set out below. Further information about CDIs is available from ASX, any stockbroker or our share registry.

CDI: Common Stock ratio

Each CDI represents an interest in one-fiftieth of a share of common stock.

Voting

If holders of CDIs wish to attend and vote at the Company’s general meetings, they will be able to do so. Under the ASX Listing Rules, the Company, as an issuer of CDIs, must allow CDI holders to attend any meeting of the holders of shares of common stock unless relevant U.S. law at the time of the meeting prevents CDI holders from attending those meetings.

In order to vote at such meetings, CDI holders have the following options:

a)	instructing CDN, as the legal owner, to vote the shares of common stock underlying their CDIs in a particular manner. A voting instruction form will be sent to CDI holders with the notice of meeting or proxy statement for the meeting and this must be completed and returned to the Company’s share registry prior to the meeting;

b)	informing the Company that they wish to nominate themselves or another person to be appointed as CDN’s proxy with respect to their shares of common stock underlying the CDIs for the purposes of attending and voting at the general meeting; or

c)	converting their CDIs into a holding of shares of common stock and voting these at the meeting (however, if thereafter the former CDI holder wishes to sell their investment on ASX it would be necessary to convert the shares of common stock back to CDIs). In order to vote in person, the conversion must be completed prior to the record date for the meeting. See below for further information regarding the conversion process.

As holders of CDIs will not appear on the Company’s share register as the legal holders of the shares of common stock, they will not be entitled to vote at the Company’s shareholder meetings unless one of the above steps is undertaken. Proxy forms, CDI voting instruction forms and details of these alternatives will be included in each notice of meeting sent to CDI holders by the Company.

Converting from a CDI holding to a direct holding of shares of Common Stock

CDI holders who wish to convert their ASX listed CDIs to shares of common stock can do so by instructing the Company’s share registry either:

●	directly in the case of CDIs on the issuer sponsored sub-register operated by the Company. CDI holders will be provided with a “Notice of Transmutation” for completion and return to the Company’s share registry; or

●	through their sponsoring participant (usually their broker) in the case of CDIs which are sponsored on the CHESS sub-register. In this case, the sponsoring broker will arrange for completion of the relevant form and its return to the Company’s share registry.

The Company’s share registry will then arrange for the shares of common stock to be transferred from CDN into the name of that holder and a new share certificate will be issued. This will cause the shares of common stock to be registered in the name of the holder on the Company’s share register and trading on ASX will no longer be possible. The shares of common stock are not and will not in the near future be quoted on any market in the U.S. Any shares so issued will bear restrictive legends in accordance with U.S. law.

The Company’s share registry will not charge an individual security holder a fee for transferring CDI holdings into shares of common stock (although a fee will be payable by market participants). It is expected that this process will be completed within 2 days, provided that the Company’s share registry is in receipt of a duly completed and valid Notice of Transmutation. However, no guarantee can be given about the time for this conversion to take place. If the shares of common stock are listed on a U.S. securities exchange in the future, a fee may be payable for entering the shares of common stock into the Depository Trust Company or Direct Registration System.

If holders of the shares of common stock wish to convert their holdings to CDIs, they can do so by contacting the Company’s share registry. The Company’s share registry will not charge a fee to a holder of shares of common stock seeking to convert such shares to CDIs (although a fee will be payable by market participants).

Communication with CDI holders

CDI holders will receive all notices and company announcements (such as annual reports) that shareholders are entitled to receive from the Company.

Dividends and other shareholder entitlements

The ASX Settlement Operating Rules have the force of law by virtue of the Australian Corporations Act. These rules grant CDI holders the right to receive any dividends and other entitlements, which attach to the shares of common stock. Despite legal title to the shares of common stock being vested in CDN, the ASX Settlement Operating Rules provide that CDI holders are to receive all direct economic benefits and other entitlements in relation to the underlying shares of common stock (such as the right to receive the same dividends and entitlement to participate in rights issues and bonus issues).

Local and international trading in CDIs

CDI holders who wish to trade their CDIs will be transferring the beneficial interest in the shares of common stock rather than the legal title. The transfer will be settled electronically by delivery of the relevant CDI holdings through CHESS. In other respects, trading in CDIs is essentially the same as trading in other CHESS approved securities, such as shares in an Australian company.

Takeovers

If a takeover bid or similar transaction is made in relation to the shares of common stock of which CDN is the registered holder, under the ASX Settlement Operating Rules, CDN must not accept the offer made under the takeover bid except to the extent that acceptance is authorized by the relevant CDI holder.

Rights on liquidation or winding up

If the Company liquidates, dissolves or winds up, a CDI holder will be entitled to the same economic benefit on their CDIs as the Company’s shareholders.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to specified conditions, the personal liability of directors to corporations and their shareholders for monetary damages for breach of their fiduciary duties. The Company’s certificate of incorporation limits the liability of the Company’s directors to the fullest extent permitted by Delaware law.

The Company has obtained director and officer liability insurance to cover liabilities the Company’s directors and officers may incur in connection with their services to the Company. The Company’s certificate of incorporation and bylaws also provide that the Company will indemnify and advance expenses to any of its directors and officers who, by reason of the fact that he or she is one of the Company’s officers or directors, is involved in a legal proceeding of any nature. The Company will repay certain expenses incurred by a director or officer in connection with any civil, criminal, administrative or investigative action or proceeding, including actions by the Company in its name. Such indemnifiable expenses include, to the maximum extent permitted by law, attorney’s fees, judgments, fines, settlement amounts and other expenses reasonably incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the Company’s best interests.

The Company has entered into agreements to indemnify its directors to the extent permitted by law and the Company’s certificate of incorporation and bylaws. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, the Company has been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Listing

GI Dynamics CDIs, each representing one-fiftieth of one share of GI Dynamics common stock after giving effect to the April 9, 2015 1:10 reverse stock split, have been listed on the ASX under the trading symbol “GID” since September 7, 2011. Prior to such time there was no public market for the Company’s securities.

Transfer Agent and Registrar

The Company’s transfer agent and registrar for its common stock is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219. The Company’s registar for its CDIs is Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000.

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